UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)*

pdvWireless, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69290R104**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-(c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** New CUSIP Number 69290R104 was assigned to the Issuer’s Common Stock to replace old CUSIP Number 69290R203 after the filing of its Amended and Restated Certificate of Incorporation to change its name from Pacific DataVision, Inc. to pdvWireless, Inc., which became effective on November 4, 2015.

CUSIP NO. 69290R104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,358,156
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,358,156
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,156
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 69290R104	13G	Page 3 of 5 Pages

Item 1		(a) Name of Issuer: pdvWireless, Inc.

(b) Address of Issuer’s Principal Executive Offices: 3 Garret Mountain Plaza, Suite 401 Woodland Park, NJ 07424

Item 2		(a) Name of Person Filing: Pacific Investment Management Company LLC (“PIMCO”)

(b) Address of Principal Business Office: 650 Newport Center Drive Newport Beach, CA 92660

(c) Citizenship: Filer is organized in Delaware

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 69290R104

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

	(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

CUSIP NO. 69290R104	13G	Page 4 of 5 Pages

Item 4	Ownership.

(a)	Amount beneficially owned: 1,358,156

(b)	Percent of Class: 9.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,358,156

(ii)	Shared power to vote: 0

(iii)	Sole power to dispose or direct the disposition of: 1,358,156

(iv)	Shared power to dispose or direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

FIE II LLC, a private fund of which PIMCO is the investment adviser, has an interest in 1,358,156 shares of these securities, which represents 9.3% of the class, and holds such securities for the benefit of its investors. FIE II LLC holds these securities in its investment advisory account managed by PIMCO and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP NO. 69290R104	13G	Page 5 of 5 Pages

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Karen Aspinall
Karen Aspinall,
Executive Vice President,
Deputy General Counsel

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